UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statement on Form S-8 (File No. 333-255064) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Resolutions passed at the Annual General Meeting

On May 3, 2022, Evaxion Biotech A/S (the “Company”) held its Annual General Meeting and 8,632,126 ordinary shares of the Company representing in total 37.11% of the ordinary shares outstanding as of the date of the Annual General Meeting were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of the chairman of the meeting

The shareholders elected Lars Lüthjohan as chairman of the meeting.

Agenda Item 2: The board of directors' report on activities of the Company in the past year

The shareholders took note of the report of the board of directors on the activities of the Company in the past year.

Agenda Item 3: Presentation of the audited annual report for approval

The shareholders approved the Company’s audited annual report for the financial year 2021.

Agenda Item 4: Resolution on the appropriation of the loss recorded in the approved annual report

The shareholders approved that the loss related to the financial year 2021 be transferred to the next financial year.

Agenda Item 5: Election of members to the board of directors

The shareholders approved the re-election of Marianne Søgaard, Lars Holtug, Roberto Prego and Steven J. Projan as members of the board of directors and the Shareholders elected Niels Iversen Møller as a new member of the board of directors.

Agenda Item 6: Election of auditor

The shareholders approved the re-election of EY Godkendt Revisionspartnerselskab as the Company’s auditor in accordance with the recommendation from the board of directors.

Agenda Item 7: Renew and amend the board of directors’ authorization to increase the Company’s share capital

The board of directors proposed to amend the Articles of Association by renewing and amending the existing authorization in article 3.1 that authorizes the board of directors to increase the Company’s share capital at one or more times without pre-emptive subscription rights for the Company’s shareholders. It was proposed to delete current authorizations in articles 3.1 and 3.3 to increase the share capital with up to nominal DKK 9,057,144 and to replace it with an authorization to increase the share capital with up to nominal DKK 47,000,000 at market price without pre-emptive subscription rights for existing shareholders.

The board of directors specifically proposed that the existing wording in articles 3.1 and 3.3 in the Articles of Association is replaced in its entirety with the following wording:

“The board of directors is until 1 May 2027 authorized at one or more times to increase the company’s share capital by up to nominal DKK 47,000,000 without pre-emptive subscription rights for the company’s shareholders. Capital increases according to this authorization can be carried out by the board of directors by way of contributions in kind, conversion of debt and/or cash contributions and must be carried out at market price. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares representing such shares.

For shares issued pursuant to this section 3.1 the following shall apply: The new shares shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

The shareholders adopted the proposal with the required majority.

Agenda Item 8: Delete the historic article 3.4 of the Articles of Association

The board of directors proposed to delete the historic provisions in articles 3.4 of the Articles of Association.

The shareholders adopted the proposal with the required majority.

Agenda Item 9: Increase the board of directors’ authorization to issue convertible bonds and increase the Company’s share capital

The board of directors proposed to amend the Articles of Association by increasing the current authorization in article 3.5 of the Articles of Association to issue convertible bonds and increase the share capital from a nominal value of DKK 1,000,000 to nominal value DKK 14,700,000.

The board of directors specifically proposed that the existing authorization in article 3.5 is deleted and that the new authorization is adopted as a new article 3.3 with the following wording:

“The board of directors is until 3 January 2026 authorized at one or more times to obtain loans against issuance of convertible loan notes which give the right to subscribe for shares for a total of up to nominal value of DKK 14,700,000 without pre-emptive subscription rights for the company's shareholders. The conversion shall be carried out at a price that corresponds in aggregate to at least the market price at the time of the decision of the board of directors. Shares shall be considered issued at market price if the shares are issued at +/-10 % of the listed price for the company’s shares on a relevant stock exchange in Europe or the USA. The loans shall be paid in cash. The terms and conditions for the convertible loan notes shall be determined by the board of directors.

As a consequence of the conversion of the convertible loan notes, the board of directors is authorized until 3 January 2026 to increase the share capital by a nominal value of up to DKK 14,700,000 by conversion of the convertible loan notes. The company's shareholders shall not have pre-emptive rights to subscribe for shares issued by conversion of the convertible loan notes.

The shares issued based on convertible loan notes shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The shareholders adopted the proposal with the required majority.

Agenda Item 10: Authorization to the board of directors to issue warrants to investors and/or lenders

The board of directors proposed to amend the Articles of Association by adopting an authorization as a new article 2.10 to the Articles of Association that authorizes the board of directors to issue warrants to investors and/or lenders, which gives the right to subscribe for shares in the Company.

The board of directors, specifically, proposed that the authorization is adopted as a new article 2.10 with the following wording:

“The board of directors is until 1 May 2027 authorized, at one or more times, to issue warrants to investors and/or lenders entitling the holder to subscribe for shares for a total of up to nominal value of DKK 2,000,000 without pre-emptive subscription rights for the company's shareholders. The exercise price for the warrants issued according to this authorization shall be determined by the board of directors at market price. The board of directors shall determine the terms for the warrants issued and the distribution hereof.

At the same time, the board of directors is authorized until 1 May 2027, at one or more times, to increase the company's share capital with up to nominal value of DKK 2,000,000 without pre-emptive subscription rights for the company's shareholders by cash payment in order to implement the capital increase related to exercise of warrants. In accordance with this clause the board of directors may increase share capital with a minimum nominal value of DKK 1.00 and a maximum nominal value of DKK 2,000,000. The board of directors is authorized to make the required amendments to the Articles of Association if the authorization to increase the share capital is used and to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company's register of shareholders. The shares shall be subject to the same restrictions on transferability as the existing shares of the company and no shareholder shall be obliged to have the shares redeemed fully or partly. No partial payment is allowed. The shares shall be with the same rights as the existing share capital and shall not belong to a specific share class. The shares shall give rights to dividends and other rights in the company from the time of registration of the capital increase with the Danish Business Authority.”

The shareholders adopted the proposal with the required majority.

Agenda Item 11: Authorization to the chairman of the meeting

The board of directors proposed to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolutions passed by the general meeting and in this connection to make any such amendments to the documents prepared for such resolutions that may be required for registration with the Danish Business Authority.

The shareholders adopted the proposal with the required majority.

Exhibits

Exhibit
No.	Description

1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: May 19, 2022	By:	/s/ Lori Hollander
Lori Hollander
Vice President, Financial Planning & Analysis